Exhibit 99.2

UPDATE — Asia Pacific Wire & Cable Corporation Limited Reports Second Quarter 2022 Financial Results

September 07, 2022 14:30 ET | Source: Asia Pacific Wire & Cable

TAIPEI, Taiwan, Sept. 07, 2022 (GLOBE NEWSWIRE) — Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (“APWC” or the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company’s financial results for the six months ended June 30, 2022. Unless otherwise indicated, all data are reported in U.S. Dollars at the exchange rate prevailing on the date of the event or result reported.

First Six Months 2022 Financial Results (Ended June 30, 2022), and 2021 comparative results

	First 6 Months 2022	First 6 Months 2021	CHANGE
Revenues	$207.4 million	$225.3 million	(8.0)%
Operating Profit/(Loss)	$1.8 million	$5.0 million	(63.4)%
Net Income/(Loss)	$(0.3) million	$(0.1) million	189.7%
EPS(1)	$(0.02)	$(0.01)	(100.0)%

(1)

The calculation of the earnings per share is based on 20,020,364 and 13,819,669 basic and diluted weighted average common shares issued and outstanding for the six months ended June 30, 2022 and 2021, respectively

Revenues for the six months ended June 30, 2022 were $207.4 million, a decrease of 8.0% from $225.3 million for the six months ended June 30, 2021. The decrease was primarily attributable to revenue decreases across the Company’s Thailand and North Asia regions. Net revenue in the Company’s Thailand region decreased 11.9%, primarily attributable to the sales decrease from the public sector in 2022 and the depreciation of the Thai Baht, which depreciated 9.39% compared to 2021. Revenues in the Company’s North Asia region decreased 20.5%, due to decreased sales volume, resulting primarily due to the economic slowdown. , The ongoing conflict in Ukraine and China’s COVID lockdowns added to supply chain problems and impacted the global economy. Revenues in the Company’s Rest of World (“ROW”) region increased 6.7% due to orders being released to the market, after the Singapore government removed certain COVID-19 restrictions. A decline in the demand for cables decreased revenues in Australia. The Company’s North Asia region includes China and Hong Kong; the Thailand region consists of operations and sales within Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

Operating profit for the six months ended June 30, 2022 were $1.8 million, a decrease of 63.4% from $5.0 million for the six months ended June 30, 2021. Operating profit margin decreased from a profit of 2.2% in 2021 to a profit of 0.9% in 2022. In the Thailand region, operating profit margin decreased from 3.93% in 2021 to 1.19% in 2022. The operating profit fell following a decline in higher margin Thai government projects and the fluctuation of copper prices. In the North Asia region, operating profit margin decreased from 2.74% in 2021 to 2.31% in 2022, resulting from decreased revenue and the fluctuation of copper prices. The ROW region’s operating profit margin decreased from 1.25% in 2021 to 0.49% in 2022. The decrease was attributable primarily to the decreased revenue in Australia.

Selling, general and administrative expenses for the six months ended June 30, 2022 were $12.6 million, compared to $13.0 million reported for the six months ended June 30, 2021. Net loss attributable to APWC shareholders was $(0.3) million for the first half of 2022, compared to a net loss of $(0.1) million for the first half of 2021. The increase in net loss was primarily due to a decrease in revenues and operating profit. The weighted average number of shares issued and outstanding was 20.02 million and 13.82 million for the six months ended June 30, 2022 and 2021, respectively.

Financial Condition

APWC reported $44.6 million in cash and cash equivalents as of June 30, 2022, compared to cash and cash equivalents of $44.5 million as of December 31, 2021.

Current assets totaled $289.8 million as of June 30, 2022, compared to $312.0 million as of December 31, 2021. Working capital was $160.4 million as of June 30, 2022. Short term bank loans were $43.7 million at June 30, 2022, a decrease of 29.6% from $62.1 million at December 31, 2021. The Company had $12.2 million in long-term debt outstanding at June 30, 2022, compared to $3.3 in long-term debt as of December 31, 2021. Shareholder’s equity attributable to APWC was $147.1 million as of June 30, 2022, compared to $147.5 million as of December 31, 2021.

APWC reported $2.9 million in cash used in operating activities during the six months ended June 30, 2022, compared to cash used in operating activities of $46.3 million in the corresponding period in 2021. The decrease in cash used in operating activities in the first half of 2022 was primarily attributable to greater inventory purchased in 2021. The Company reported $0.7 million in cash outflows from investing activities during the six months ended June 30, 2022, compared to $1.9 million in cash outflows in the same period of 2021. The decrease in cash used in investing activities in the first half of 2022 was attributable primarily to the increase in purchases of property, plant and equipment in 2021. APWC reported $8.7 million in cash inflows from financing activities during the first six months of 2022, compared to $38.7 million in cash inflows from financing activities in the same period of 2021. The decrease in cash inflows is due to a decrease in borrowings in 2022.

We encourage shareholders to visit the Company’s website for further information (www.apwcc.com). Information on the Company’s website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation Limited

Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through operating subsidiaries. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Lisa Gray, Senior Account Manager

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: lisa@skylineccg.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(Non-Audited)

(Amounts in thousands of US Dollars, except share data)

	For the six months
	ended June 30,
	2022	2021
	(Non-Audited)	(Non-Audited)
Revenue	$207,358	$225,282
Cost of sales	(193,865)	(207,414)

Gross profit	13,493	17,868
Other operating income	880	238
Selling, general and administrative expenses	(12,550)	(13,025)
Other operating expenses	(4)	(117)

Operating loss	1,819	4,964
Finance costs	(662)	(583)
Finance income	52	76
Share of loss of associates	(2)	(1)
Exchange loss	(663)	(2,776)
Other income	530	731
Other expense	—	(1)

Profit before tax	1,074	2,410
Income tax expense	(1,213)	(1,738)

Loss for the period	$(139)	$672

Attributable to:
Equity holders of the parent	$(336)	$(116)

Non-controlling interests	$197	$788

Basic and diluted loss per share	$(0.02)	$(0.01)

Basic and diluted weighted average common shares outstanding	20,020,364	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Non-Audited)

(Amounts in thousands of US Dollars, except share data)

	For the six months
	ended June 30,
	2022	2021
	(Non-Audited)	(Non-Audited)
(Loss)/profit for the period	$(139)	$672
Other comprehensive income/(loss)
Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of nil	(10,621)	(10,072)

	(10,621)	(10,072)
Other comprehensive (loss)/income not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	(1,475)	645
Income tax effect	295	(129)

	(1,180)	516
Re-measuring losses on defined benefit plans	177	244
Income tax effect	(35)	(49)

	142	195
Other comprehensive loss for the year , net of tax	(11,659)	(9,361)

Total comprehensive loss for the period, net of tax	(11,798)	(8,689)

Attributable to:
Equity holders of the parent	(8,336)	(5,219)
Non-controlling interests	(3,462)	(3,470)

	$(11,798)	$(8,689)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of US Dollars, except share data)

	As of June 30, 2022 (Unaudited)	As of December 31, 2021 (Audited)
Assets
Current assets
Cash and cash equivalents	$44,628	$44,507
Financial assets at fair value through profit or loss	399	249
Trade receivables	86,892	103,564
Other receivables	2,309	2,648
Contract assets	9,445	11,381
Due from related parties	12,287	13,965
Inventories	128,006	128,797
Prepayments	1,697	2,526
Other current assets	4,148	4,366

	289,811	312,003
Non-current assets
Financial assets at fair value through other comprehensive income	1,417	2,929
Property, plant and equipment	50,471	54,419
Right of use assets	3,096	3,393
Investment properties	5,392	5,809
Intangible assets	156	129
Investments in associates accounted from using equity method	789	835
Deferred tax assets	7,145	7,241
Other non-current assets	2,504	2,670

	70,970	77,425

Total assets	$360,781	$389,428

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of US Dollars, except share data)

	As of June 30, 2022 (Unaudited)	As of December 31, 2021 (Audited)
Liabilities
Current liabilities
Interest-bearing loans and borrowings	$43,694	$62,083
Trade and other payables	37,691	44,784
Due to related parties	12,293	11,865
Accruals	19,080	23,374
Current tax liabilities	3,150	3,394
Employee benefit liabilities	2,012	1,987
Financial lease liabilities	513	571
Other current liabilities	10,975	14,135

	129,408	162,193
Non-current liabilities
Interest-bearing loans and borrowings	12,163	3,304
Employee benefit liabilities	8,241	8,593
Lease liabilities	1,744	1,916
Deferred tax liabilities	4,347	4,105

	26,495	17,918

Total liabilities	155,903	180,111

Equity
Issued capital	206	138
Additional paid-in capital	118,103	110,249
Treasury shares	(38)	(38)
Retained earnings	49,854	50,190
Other components of equity	(21,039)	(13,039)

Equity attributable to equity holders of the parent	147,086	147,500
Non-controlling interests	57,792	61,817

Total equity	$204,878	$209,317

Total liabilities and equity	$360,781	$389,428

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Non-Audited)

(In thousands of U.S. Dollars)

	For the years
	ended June 30,
	2022	2021
	(Non-Audited)	(Non-Audited)
Net cash used in operating activities	$(2,865)	$(46,256)
Net cash used in investing activities	(682)	(1,905)
Net cash provided by financing activities	8,674	38,702
Effect of exchange rate on cash and cash equivalents	(3,011)	(3,764)

Net increase (decrease) in cash and cash equivalents	2,116	(13,223)
Cash and cash equivalents at beginning of period	42,512	52,237

Cash and cash equivalents at end of period	$44,628	$39,014